                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             WAXMAN INDUSTRIES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                   MARK WESTER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             WAXMAN INDUSTRIES, INC.
                                24460 AURORA ROAD
                           BEDFORD HEIGHTS, OHIO 44146
                                 (440) 439-1830

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                            SCOTT M. ZIMMERMAN, ESQ.
                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                                 (212) 973-0111


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                            CALCULATION OF FILING FEE
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Transaction Valuation+                               Amount of Filing Fee
$3,922,385                                           $785

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+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 135,155 shares of common stock of Waxman Industries, Inc. having an aggregate value of $3,922,385 as of December 7, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: $785
                     Form or Registration No.: Schedule TO-I
                      Filing party: Waxman Industries, Inc.
                          Date filed: December 7, 2001

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 944124304.
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--------------------------------------------------------------------------------


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                             INTRODUCTORY STATEMENT

         This Final Amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on December 7, 2001, reports the final results of our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated December 7, 2001.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended to add the following sentences:

         The offer expired on January 8, 2002. We have accepted for cancellation options to purchase 125,155 shares of our common stock, representing options held by all of the employees, officers and directors who were eligible to participate in the offer. We will issue new options to purchase 125,155 shares of common stock in exchange for the options surrendered in the offer.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WAXMAN INDUSTRIES, INC.


                                   By:     /s/  Mark Wester
                                       -----------------------------------------
                                       Name:  Mark Wester
                                       Title: Vice President and Chief Financial
                                              Officer

Dated:  January 10, 2002